Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120

Susan Gault-Brown
Sgault-brown@stradley.com
202-507-5171

December 7, 2023

Filed via EDGAR

Mr. Bernard Nolan
Senior Special Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Registration Statement for Figure Certificate Company on Form S-1 (“Registration Statement”) (File No. 377-06683)

Dear Mr. Nolan:

On behalf of Figure Certificate Company (the “Company”), below is a response to the oral comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), provided on November 15, 2023, with regard to both the Company’s Registration Statement as submitted on October 24, 2023 to register Figure Transferable Certificates and Figure Installment Certificates (together, the “Figure Certificates” or “Certificates”) to be offered by the Company and the Company’s responses to the Staff’s prior comments set forth in the Company’s Comment Response Letter, submitted on October 24, 2023 (the “Correspondence”).

The Staff’s oral comment is summarized below, followed by the Company’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Registration Statement.

1.
Comment: The SEC Staff believes that certain potential benefits to Figure Technologies, Inc. from the use by the Company of the Provenance Blockchain would result in a conclusion that Figure Technologies’ decision to choose the Provenance Blockchain for Company transactions constitutes a joint transaction under Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder.

The potential benefits to Figure Technologies identified by the Staff are: (1) that as a significant holder of Hash, Figure Technologies would benefit from a rise in the value of Hash that may be caused by transactions in Company Certificates on the Provenance Blockchain; (2) that as a significant validator of Provenance Blockchain transactions, Figure Technologies would benefit from transactions in Company Certificates through Figure Technologies’ receipt of gas fees; and (3) that Figure Technologies would benefit from Company Certificates being used as a settlement currency on the Figure ATS.

Response:  Figure Certificate Company respectfully disagrees with the SEC Staff that the current arrangement constitutes a joint transaction under Section 17(d) or Rule 17d-1 for the reasons articulated in our Correspondence.  Notwithstanding our disagreement, Figure Technologies proposes the following, which it believes addresses the concerns of the SEC staff, as stated above.  Figure Technologies proposes to transfer all or significantly all of its Hash to an unaffiliated entity and to no longer serve as a validator for the Provenance Blockchain.

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Please do not hesitate to contact me at (202) 507-5171 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours, /s/ Susan Gault-Brown Susan Gault-Brown